UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OBSIDIAN ENERGY LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada	001-32895	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 200, 207 – 9th Avenue SW Calgary, Alberta, Canada	T2P 1K3
(Address of principal executive offices)	(Zip Code)

Peter Scott

Senior Vice President and Chief Financial Officer

Obsidian Energy Ltd.

(403) 777-2500

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Obsidian Energy Ltd. (“Obsidian Energy”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Obsidian Energy is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Obsidian Energy’s ESTMA report is available on Obsidian Energy’s website at https://obsidian-media-library.s3.ca-central-1.amazonaws.com/obsidian-energy/corporate-website/current/wp-content/uploads/2025/05/29085054/ESTMA_Reporting_Template_March_2025_1-OBE-2024-Upload.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

OBSIDIAN ENERGY LTD.

By:	/s/ Peter Scott	June 3, 2025
	Peter Scott	(Date)
Senior Vice President and Chief Financial Officer